================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(MARK ONE)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
      1934

      FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      FOR THE TRANSITION PERIOD FROM ___________ TO _________

                         COMMISSION FILE NUMBER 0-24068

                               __________________

A. FULL TITLE OF THE PLAN AND ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMES BELOW: CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(K) SAVINGS PLAN.

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE: CONSOLIDATED GRAPHICS, INC., 5858 WESTHEIMER, SUITE 200, HOUSTON, TEXAS 77057.

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
                           CONSOLIDATED GRAPHICS, INC.
                          EMPLOYEE 401(k) SAVINGS PLAN

                                      INDEX


                                                                  PAGE
                                                                 ------
Independent Auditors' Report........................................1


Statement of Net Assets Available for Benefits -
    December 31, 1997...............................................2


Statement of Changes in Net Assets Available for Benefits with
    Fund Information - Year ended December 31, 1997.................3


Notes to Financial Statements.......................................4


SUPPLEMENTAL SCHEDULES


1   Item 27(a) - Schedule of Assets Held for Investment Purposes....9


2   Item 27(d) - Schedule of Reportable Transactions...............10


Signatures.........................................................11

                          INDEPENDENT AUDITORS' REPORT


The Plan Administrator
Consolidated Graphics, Inc.
     Employee 401(k) Plan:


We have audited the accompanying statement of net assets available for benefits of Consolidated Graphics, Inc. Employee 401(k) Savings Plan (the Plan) as of December 31, 1997, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997, and the changes in net assets available for benefits with fund information for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes and (2) reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Houston, Texas
September 25, 1998

                        CONSOLIDATED GRAPHICS, INC.
                       EMPLOYEE 401(k) SAVINGS PLAN
              STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                                              December 31,
                                                                  1997
                                                              ------------
Assets:
  Cash - interest bearing ..................................   $    1,036
  Investments:
     At fair value:
       Consolidated Graphics, Inc.
              Common Stock Account .........................      728,292*
       Janus Worldwide .....................................    1,100,610*
       U.S. Global Resources ...............................      205,229
       Bonnel Growth .......................................    1,052,498*
       Dreyfus S&P 500 Index ...............................      792,155*
       Janus Flexible Income ...............................      275,747
       U.S. Government Securities Savings ..................    1,309,074*
                                                               ----------

                                                                5,463,605

  Participant notes receivable - at cost ...................      141,136
                                                               ----------

               Total investments ...........................    5,604,741

  Participants' contributions receivable ...................      111,611
                                                               ----------

               Total assets ................................    5,717,388

Liabilities:
  Trustee fees payable .....................................          455
                                                               ----------

               Net assets available
                 for benefits ..............................   $5,716,933
                                                               ==========


*Represents 5% or more of net assets available for benefits.


                 See accompanying notes to financial statements.

                          CONSOLIDATED GRAPHICS, INC.
                          EMPLOYEE 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits with Fund Information

                          Year ended December 31, 1997

                                                          CONSOLIDATED
                                                          GRAPHICS, INC.
                                               CASH -        COMMON                        U.S.                         DREYFUS
                                             INTEREST-       STOCK          JANUS         GLOBAL          BONNEL        S&P 500
                                              BEARING        ACCOUNT       WORLDWIDE     RESOURCES        GROWTH         INDEX
                                            ------------  -------------   -----------   ------------    -----------   ------------
Additions to net assets attributed to:
  Investment income .....................   $     8,077    $       225   $    74,565    $         1    $   144,800    $    19,803
  Realized gains ........................          --           10,360         9,331            809          1,593          3,665
  Unrealized gains (losses) .............          --          123,580       (19,831)       (26,303)       (98,595)        41,998
  Contributions:
    Employees ...........................       512,585           --         933,076        214,275        855,347        567,493
    Rollover from plan mergers ..........          --             --            --             --             --             --
                                            -----------    -----------   -----------    -----------    -----------    -----------
      Total additions ...................       520,662        134,165       997,141        188,782        903,145        632,959
                                            -----------    -----------   -----------    -----------    -----------    -----------
Deductions from net assets attributed to:
  Benefits and withdrawals ..............             2         19,593        20,448          6,901         13,876          9,524
  Trustee fees ..........................          --               64           347             72            246           --
                                            -----------    -----------   -----------    -----------    -----------    -----------
      Total deductions ..................             2         19,657        20,795          6,973         14,122          9,524
                                            -----------    -----------   -----------    -----------    -----------    -----------
      Net increase (decrease) before
        interfund transfers .............       520,660        114,508       976,346        181,809        889,023        623,435
Interfund transfers .....................      (519,624)       613,784       124,264         23,420        163,475        168,720
                                            -----------    -----------   -----------    -----------    -----------    -----------
      Net increase ......................         1,036        728,292     1,100,610        205,229      1,052,498        792,155
Net assets available for benefits:
  Beginning of year .....................          --             --            --             --             --             --
                                            -----------    -----------   -----------    -----------    -----------    -----------
  End of year ...........................   $     1,036    $   728,292   $ 1,100,610    $   205,229    $ 1,052,498    $   792,155
                                            ===========    ===========   ===========    ===========    ===========    ===========

                                                                U.S.
                                                 JANUS       GOVERNMENT    PARTICIPANT
                                                FLEXIBLE     SECURITIES       NOTES
                                                 INCOME       SAVINGS       RECEIVABLE     OTHER         TOTAL
                                             ------------   -------------  -------------  ---------    ---------
Additions to net assets attributed to:
  Investment income .....................    $    10,817    $   109,055    $     2,491   $      --     $   369,834
  Realized gains ........................            431           --                           --          26,189
  Unrealized gains (losses) .............           (346)          --                           --          20,503
  Contributions:
    Employees ...........................        196,852        226,380           --         111,611     3,617,619
    Rollover from plan mergers ..........           --        1,856,758        139,370          --       1,996,128
                                             -----------    -----------    -----------   -----------   -----------
      Total additions ...................        207,754      2,192,193        141,861       111,611     6,030,273
                                             -----------    -----------    -----------   -----------   -----------

Deductions from net assets attributed to:
  Benefits and withdrawals ..............          1,449        239,532            725          --         312,050
  Trustee fees ..........................             21             85           --             455         1,290
                                             -----------    -----------    -----------   -----------   -----------
      Total deductions ..................          1,470        239,617            725           455       313,340
                                             -----------    -----------    -----------   -----------   -----------
      Net increase (decrease) before
        interfund transfers .............        206,284      1,952,576        141,136       111,156     5,716,933
Interfund transfers .....................         69,463       (643,502)          --            --            --
                                             -----------    -----------    -----------   -----------   -----------
      Net increase ......................        275,747      1,309,074        141,136       111,156     5,716,933
Net assets available for benefits:
  Beginning of year .....................           --             --             --            --            --
                                             -----------    -----------    -----------   -----------   -----------
  End of year ...........................    $   275,747    $ 1,309,074    $   141,136   $   111,156   $ 5,716,933
                                             ===========    ===========    ===========   ===========   ===========

                 See accompanying notes to financial statements.

                           CONSOLIDATED GRAPHICS, INC.
                          EMPLOYEE 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1997


(1)   DESCRIPTION OF PLAN

      The following description of the Consolidated Graphics, Inc. (the "Company") Employee 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     (A)  GENERAL

          The Plan was established effective January 1, 1997, as a defined contribution plan covering all full-time employees of the Company who have one year of service or at least 1,000 hours of service and are age nineteen or older. The Plan is subject to the provisions of the Employees Retirement Income Security Act of 1974 ("ERISA").

          During 1997, the Company executed three asset transfer agreements to merge the 401(k) plans of acquired printing businesses into the Plan. The following plans were merged into the Plan as of the following dates:

                   PLAN NAME                                         DATE
          Theo Davis 401(k) Profit Sharing Plan                 October 1, 1997
          Tulsa Litho Company Profit Sharing and 401(k) Plan    October 3, 1997
          Direct Color 401(k) Plan                              November 5, 1997

          The Plan is administered by the Company's Retirement Committee. Security Trust & Financial Company serves as the Plan trustee and custodian. Plan administrative expenses are paid by the Company.

     (B)  CONTRIBUTIONS

          Each year, participants may contribute from 1 percent to 15 percent of their pretax annual compensation not to exceed $9,500, as defined in the Plan agreement. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Plan also provides for discretionary employer matching, not exceeding 6% of annual compensation. Additional amounts may also be contributed by the employer at the option of the Company's board of directors. During 1997, the Company made no discretionary contributions to the Plan.

     (C)  PARTICIPANT ACCOUNTS

          Each participant's account is credited with the participant's contribution and allocations of (i) the Company's contribution and
          (ii) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which the participant is entitled is the benefit that can be provided from the participant's vested interest in his or her account.

                           CONSOLIDATED GRAPHICS, INC.
                          EMPLOYEE 401(k) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1997


     (D)  VESTING

          Participants are immediately vested in their contributions plus actual earnings thereon and qualified employer matching contributions. The vesting of certain discretionary contributions made by the employer plus earnings and losses thereon, is based on years of continuous services. A participant vests at a rate of 20% per year until fully vested after five years of credited service.

     (E)  INVESTMENT OPTIONS

          Upon enrollment in the Plan, a participant may direct contributions in 1 percent increments in any of seven investment options.

            o CONSOLIDATED GRAPHICS, INC. COMMON STOCK ACCOUNT - Invests in the Company's common stock.

            o JANUS WORLDWIDE FUND - A diversified fund that seeks long-term growth of capital by investing primarily in common stocks of foreign and domestic issues.

            o U.S. GLOBAL RESOURCES FUND - Seeks long-term growth of capital, while providing protection against inflation and monetary instability by investing in natural resource-related companies around the globe.

            o BONNELL GROWTH FUND - Seeks long-term growth of capital by investing primarily in the common stocks of domestic and foreign small to midsize capital companies.

            o DREYFUS S & P 500 INDEX FUND - Seeks to provide investment results that correspond to the price and yield performance of publicly-traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Price Index.

            o JANUS FLEXIBLE INCOME FUND - A diversified fund that seeks current income and long-term growth of capital by investing primarily in income-producing equity securities.

            o U.S. GOVERNMENT SECURITIES SAVINGS FUND - Seeks to preserve capital and generate income by investing exclusively in short-term securities backed by the United States government or its agencies.

         Participants may change their investment options at any time.

                           CONSOLIDATED GRAPHICS, INC.
                          EMPLOYEE 401(k) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1997


     (F)  PARTICIPANT NOTES RECEIVABLE

          Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the participant's vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes fund. Loan terms range from 1 to 5 years or up to 25 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest payments will be made by means of payroll withholdings according to the terms of the promissory note.

     (G)  PAYMENT OF BENEFITS

          Upon termination of services due to death or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments as requested by the employee. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

     (H)  FORFEITED ACCOUNTS

          At December 31, 1997, there were no forfeited nonvested accounts.

(2)  SUMMARY OF ACCOUNTING POLICIES

     (A)  BASIS OF ACCOUNTING

          The financial statements of the Plan are prepared under the accrual method of accounting.

     (B)  USE OF ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     (C)  INVESTMENT VALUATION AND INCOME RECOGNITION

          The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Company's common stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value.

                           CONSOLIDATED GRAPHICS, INC.
                          EMPLOYEE 401(k) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1997


          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     (D) PAYMENT OF BENEFITS

         Benefits are recorded when paid.

(3)  RELATED PARTY TRANSACTIONS

     Certain Plan investments are in funds managed by Security Trust and Financial Company, the Plan trustee. In addition, the Plan invests in the Company's common stock, as well as participant notes receivable. These transactions qualify as party-in-interest transactions.

(4)  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

(5)  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 1997:

              Net assets  available  for benefits
                 per the financial statements ....   $ 5,716,933
              Amounts allocated to withdrawing
                 participants ....................        (5,254)
                                                     -----------

                     Net assets available for
                        benefits per the Form 5500   $ 5,711,679
                                                     ===========

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 at December 31, 1997:


                Benefits paid to participants per
                   the financial statements ........   $312,050
                Add: Amounts allocated to
                   withdrawing participants at
                   December 31, 1997 ...............      5,254
                                                       --------

                       Benefits paid to participants
                          per the Form 5500 ........   $317,304
                                                       ========

                           CONSOLIDATED GRAPHICS, INC.
                          EMPLOYEE 401(k) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1997


     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1997, but not yet paid as of that date.

(6)  TAX STATUS

     The Internal Revenue Service has not determined or informed the Company by letter that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). A determination letter will be requested. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)  SUBSEQUENT EVENTS

     Subsequent to December 31, 1997, the Company executed three asset transfer agreements to merge the 401(k) plans of acquired subsidiaries into the Plan. The following plans were merged into the Plan as of the following dates: the Garner Printing Company Savings Plan - April 9, 1998, the Walnut Circle Press, Inc. 401(k) Plan - September 30, 1998, and the Retirement Plan for Employees of Continental Graphics Corporation Commercial Printing Division - October 22, 1998.

                                                                      SCHEDULE 1

                           CONSOLIDATED GRAPHICS, INC.
                          EMPLOYEE 401(k) SAVINGS PLAN
          ITEM 27(A) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1997

                                                                                                       CURRENT
         IDENTITY OF ISSUER                         DESCRIPTION OF INVESTMENT            COST           VALUE
---------------------------------------           ------------------------------    ---------------  -----------
Security Trust and Financial Company *            Cash - interest bearing            $      1,036         1,036

Consolidated Graphics, Inc. *                     Consolidated Graphics, Inc.             601,249       728,292
                                                  Common Stock Account

Security Trust and Financial Company *            Janus Worldwide                       1,115,579     1,100,610

Security Trust and Financial Company *            U.S. Global Resources                   231,359       205,229

Security Trust and Financial Company *            Bonnel Growth                         1,152,144     1,052,498

Security Trust and Financial Company *            Dreyfus S&P 500 Index                   747,963       792,155

Security Trust and Financial Company *            Janus Flexible Income                   276,262       275,747

Security Trust and Financial Company *            U.S. Government Securities
                                                      Savings                           1,309,074     1,309,074

                           --                     Participant notes receivable,
                                                      with terms ranging from
                                                      1-5 years, interest at
                                                      8.50% per year*                           -       141,136
                                                                                     -------------   -----------

                                                                                     $  5,434,666     5,605,777
                                                                                     =============   ===========

* Represents party-in-interest transactions.


                 See accompanying independent auditors' report.

                                                                      SCHEDULE 2

                         CONSOLIDATED GRAPHICS, INC.
                         EMPLOYEE 401(k) SAVINGS PLAN
               ITEM 27(D) - SCHEDULE OF REPORTABLE TRANSACTIONS
                         YEAR ENDED DECEMBER 31, 1997


                                                                                                                           NET
                                                                   PURCHASE    SELLING                CURRENT             GAIN/
IDENTITY OF ISSUER                DESCRIPTION OF ASSET               PRICE      PRICE       COST        VALUE             (LOSS)
------------------         -----------------------------------    ----------- ----------  ---------   ------------      -----------
Security Trust and
  Financial Company*       U.S. Government Securities Savings       $   -         -           -        1,349,510     -       **

Security Trust and
  Financial Company*       U.S. Government Securities Savings           -         -           -          341,598     -       **



*   Represents party-in-interest transactions.
**  Represents rollovers from plan mergers.


                 See accompanying independent auditors' report.

                                    SIGNATURE

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEE (OR OTHER PERSONS WHO ADMINISTER THE PLAN) HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.


                       Consolidated Graphics, Inc. Employee 401(k) Savings Plan



                                     By: /s/ RONALD E. HALE, JR.
                                             Ronald E. Hale, Jr.
                                          Member of the Employee 401(k)
                                          Savings Plan Retirement Committee

      Date: March 4, 1999